UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2026

Commission file number: 001-43362

Gix Internet LTD.

(Translation of registrant’s name into English)

2 Jabotinsky St, Atrium Tower, 18th floor

Ramat Gan, Israel 5252903

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on September 10, 2026, titled “Gix Internet Launches New Corporate Website Presenting Its Vision for One Intelligent Management Layer for Robots, People and Autonomous Systems”.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release titled: “Gix Internet Launches New Corporate Website Presenting Its Vision for One Intelligent Management Layer for Robots, People and Autonomous Systems”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gix Internet Ltd.
(Registrant)

Date: September 10, 2026	By:	/s/ Amihay Hadad
	Name:	Amihay Hadad
	Title:	Chief Financial Officer